Exhibit 99.1

LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited – in thousands of US dollars)

	March 31,	December 31,
	2009	2008
ASSETS
Current
Cash and cash equivalents	$51,345	$169,698
Accounts receivable	82,787	74,411
Inventories (Note 4)	39,729	40,081
Prepaid expenses	8,237	8,052
	182,098	292,242
Reclamation funds	55,967	58,385
Mineral properties, plant and equipment (Note 5)	1,276,730	1,351,584
Investments and other assets (Note 6)	1,652,206	1,643,730
Future income tax assets	51,056	52,102
Goodwill (Note 7)	231,876	242,519
Assets of discontinued operations (Note 11)	–	63,940
	$3,449,933	$3,704,502
LIABILITIES
Current
Accounts payable	$60,908	$151,087
Accrued liabilities	44,380	44,353
Income taxes payable	2,958	1,648
Current portion of long term debt and capital leases (Note 8)	303,228	306,973
Deferred revenue (Note 9)	3,299	3,465
	414,773	507,526
Long-term debt and capital leases (Note 8)	7,593	8,243
Other long-term liabilities	15,181	16,252
Deferred revenue (Note 9)	70,928	75,665
Provision for pension obligations	13,678	14,359
Asset retirement obligations and other provisions (Note 10)	103,143	109,530
Future income tax liabilities	244,190	262,650
Liabilities of discontinued operations (Note 11)	–	106,553
	869,486	1,100,778
SHAREHOLDERS' EQUITY
Share capital	3,331,309	3,331,309
Contributed surplus	26,611	24,758
Accumulated other comprehensive income	165,501	182,074
Deficit	(942,974)	(934,417)
	2,580,447	2,603,724
	$3,449,933	$3,704,502

Going concern basis of accounting (Note 2), Subsequent events (Note 15)

See accompanying notes to interim consolidated financial statements

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – in thousands of US dollars, except for share and per share amounts)

	Three months ended March 31,
	2009	2008

Sales	$123,380	$305,732
Operating costs	(76,763)	(104,988)
Accretion of asset retirement obligations and other provisions (Note 10)	(1,974)	(2,447)
Selling, general and administration	(4,591)	(11,121)
Stock-based compensation (Note 12)	(1,853)	(4,235)
Income from continuing operations before undernoted	38,199	182,941

Depreciation, depletion and amortization	(43,483)	(52,907)
General exploration and project investigation	(5,261)	(10,086)
Interest and bank charges	(3,994)	(3,399)
Foreign exchange loss	(7,203)	(6,201)
Other income and expenses	1,164	2,726
Loss on forward sales contracts	–	(1,210)
(Loss) income from continuing operations before income taxes	(20,578)	111,864
Current income tax expense	(4,288)	(30,229)
Future income tax recovery (expense)	10,736	(344)
(Loss) income from continuing operations for the year	(14,130)	81,291
Gain (loss) from discontinued operations, net of income taxes (Note 11)	5,573	(2,474)
Net (loss) income	$(8,557)	78,817

Basic and diluted (loss) income per share from
Continuing operations	$(0.03)	$0.21
Discontinued operations	$0.01	$(0.01)
Basic and diluted (loss) income per share	$(0.02)	$0.20

Weighted average number of shares outstanding
Basic	487,433,771	390,821,044
Diluted	487,433,771	390,942,398

Going concern basis of accounting (Note 2)

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Unaudited – in thousands of US dollars)

	Three months ended March 31,
	2009	2008

Net (loss) income for the period	$(8,557)	$78,817
Other comprehensive (loss) income
Change in fair value of Available for sale ("AFS") securities, net of taxes	7,774	(28,477)
Recognized loss on AFS securities disposed in the period, net of taxes	–	24
Cumulative foreign currency translation adjustment	(24,347)	167,632

	(16,573)	139,179

Comprehensive (loss) income	$(25,130)	$217,996

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended March 31, 2009
(Unaudited – in thousands of US dollars, except share amounts)

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive
	Shares	Capital	Surplus	Income	Deficit	Total
Balance, December 31, 2008	487,433,771	$3,331,309	$24,758	$182,074	$(934,417)	$2,603,724
Stock-based compensation	–	–	1,853	–	–	1,853
Changes in fair value of AFS securities	–	–	–	7,774	–	7,774
Net loss for the period	–	–	–	–	(8,557)	(8,557)
Effects of foreign currency translation	–	–	–	(24,347)	–	(24,347)
Balance, March 31, 2009	487,433,771	$3,331,309	$26,611	$165,501	$(942,974)	$2,580,447

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – in thousands of US dollars)

	Three months ended March 31,
	2009	2008
Cash provided by (used in)
Operating activities
Net (loss) income	$(8,557)	$78,817
Items not involving cash
Depreciation, depletion and amortization	43,483	52,907
Recognition of deferred revenue	(663)	(1,619)
Stock-based compensation	1,853	4,235
Accretion of asset retirement obligations	1,194	1,556
Provision for pension obligations	132	891
Unrealized foreign exchange loss	5,012	4,354
Unrealized gain on forward sales contracts	–	(1,378)
Gain on disposition of Aljustrel (Note 11)	(5,573)	–
Future income tax (recovery) expense	(10,736)	344
Other	3,107	(196)
Other cash payments	(605)	(113)
Changes in non-cash working capital items	(91,933)	(136,318)
	(63,286)	3,480
Financing activities
Proceeds from loans	–	95,871
Common shares issued	–	544
Common share buyback	–	(17,974)
Debt and capital lease payments	(3,262)	(1,278)
Other	(32)	–
	(3,294)	77,163
Investing activities
Mineral property, plant and equipment expenditures	(33,606)	(79,315)
Cash outlay on disposal of Aljustrel (Note 11)	(20,979)	–
Investments in Tenke Fungurume	–	(42,000)
Investments in AFS securities	–	(4,675)
Other	(449)	517
	(55,034)	(125,473)

Effect of foreign exchange on cash balances	3,261	4,229
Decrease in cash and cash equivalents during period	(118,353)	(40,601)
Cash and cash equivalents, beginning of period	169,698	133,207
Cash and cash equivalents, discontinued operations	–	(13,257)
Cash and cash equivalents, end of period	$51,345	$79,349

Supplemental cash flow information (Note 14)

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the “Company” or “Lundin Mining”) are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2008, except as discussed in Note 3 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2008 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	GOING CONCERN BASIS OF ACCOUNTING

As at March 31, 2009, the Company was not in compliance with a financial covenant of the Company’s revolving credit facility (Note 8) and as a consequence has classified the $264.7 million (December 31, 2008 – $266.7 million) balance on this facility to current liabilities. The Company has obtained a waiver of the covenant from the syndicate of lending banks for a period up to June 5, 2009 during which time it is working with the banking syndicate to establish a permanent and restructured facility. Future operations are dependent on the Company’s ability to access sufficient funding to meet its obligations. The intention is to restructure the facility to ensure adequate liquidity in the event that the present market volatility and depressed demand for base metals continues for the next two years. There are, however, no assurances that these negotiations will be successful.

In the event that a positive outcome is not achieved from negotiations with the lending syndicate, management will pursue alternate debt or equity financing and/or pursue the sale of certain assets that will allow the Company to meet its obligations in the normal course of business. There are no assurances that additional financing will be raised and in the event that the Company is required to sell an asset or assets that the price obtained will support the amounts reflected in these financial statements. The impact of any adjustments arising from the sale of an asset or assets, which could be material, is not reflected in these financial statements.

Until the outcome of the above matters is known there is considerable uncertainty about the appropriateness of the going concern basis of accounting.

On April 27, 2009, the Company closed a bought deal equity financing for aggregate gross proceeds to the Company of Cdn$188.6 million ($155.8 million) (Note 15).

The accounting principles used in these interim consolidated financial statements are applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

3.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

New Accounting Standards

Effective January 1, 2009 the Company has adopted the following CICA accounting standards:

Section 3064 – Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Adoption of this standard did not have any material effect on the financial statements.

4.	INVENTORIES

Inventories comprise the following:

	March 31,	December 31,
	2009	2008

Ore stock piles	$5,599	$7,337
Concentrate stock piles	10,189	6,546
Materials and supplies	23,941	26,198
	$39,729	$40,081

5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

		March 31, 2009
		Accumulated
		depreciation,	Net
		depletion and	Book
	Cost	amortization	Value
Exploration properties	$99,826	$–	$99,826
Mineral properties	1,331,023	471,730	859,293
Plant and equipment	396,111	145,426	250,685
Development properties	66,926	–	66,926
	$1,893,886	$617,156	$1,276,730

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

	December 31, 2008
		Accumulated
		depreciation,	Net
		depletion and	Book
	Cost	amortization	Value
Exploration properties	$104,411	$–	$104,411
Mineral properties	1,356,513	438,868	917,645
Plant and equipment	406,248	134,925	271,323
Development properties	58,205	–	58,205
	$1,925,377	$573,793	$1,351,584

6.	INVESTMENTS AND OTHER ASSETS

Investments include the following:

	March 31,	December 31,
	2009	2008
AFS securities (a)	$23,648	$13,953
Equity investments (b)	1,576,036	1,577,044
Other assets (c)	52,522	52,733
	$1,652,206	$1,643,730

(a)	AFS securities

Investments in AFS securities consist of marketable securities with a fair value of $23.6 million at March 31, 2009 (December 31, 2008 – $14.0 million). These investments consist of shares in publicly traded mining and exploration companies.

The Company does not exercise significant influence over any of the companies in which investments in available-for-sale securities are held, which in all cases, amounts to less than a 20% equity interest in any one company.

(b)	Equity investments

The Company accounts for the following investments on the equity basis:

	March 31,	December 31,
	2009	2008
Tenke Holdings Ltd. (i)	$1,575,848	$1,576,743
Sanu Resources Ltd.	188	301
	$1,576,036	$1,577,044

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

(i)	Tenke Holdings Ltd. (Lundin 24.75%; FCX 57.75%; Gecamines 17.5%)

	March 31,	December 31,
	2009	2008
Balance, beginning of period	$1,576,743	$1,314,814
Advances	–	264,100
Share of equity loss	(895)	(2,171)
Balance, end of period	$1,575,848	$1,576,743

During the quarter ended March 31, 2009, the Company made no additional cash advances to fund its portion of the Tenke project expenditures (three month period ended March 31, 2008 – $42.0 million). The Company has an off-balance sheet financing arrangement whereby Freeport McMoRan Gold & Copper Inc. (“FCX”), the operator, is responsible for funding Lundin’s share of phase I project development costs that are in excess of agreed budgets. The amounts are funded through loans directly from FCX to the project and are non-recourse to the Company.

During the quarter, $85.4 million was advanced by FCX to the project to fund Lundin’s share of the excess Phase I project development costs. (On a cumulative basis, $148.3 million). These amounts will be repaid to FCX on a priority basis from future operating cash flows of the Tenke Fungurume project.

(c)	Other assets

	March 31,	December 31,
	2009	2008
Morales (Overseas) Limited ("Morales")	$50,000	$50,000
Other assets	2,522	$2,733
Balance, end of period	$52,522	$52,733

The Company holds a 49% interest in the shares of Morales whose wholly owned Russian subsidiary holds a mining license covering the Ozernoe lead/zinc project.

7.	GOODWILL

The following table summarizes changes to the carrying value of goodwill:

	March 31, 2009		December 31, 2008
	EuroZinc	Rio Narcea	EuroZinc	Rio Narcea
Goodwill, beginning of period	$174,992	$67,527	$357,956	$145,969
Impairment charges	–	–	(166,702)	(70,713)
Effect from changes in foreign exchange rates	(7,681)	(2,962)	(16,262)	(7,729)
Goodwill, end of period	$167,311	$64,565	$174,992	$67,527

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

8.	LONG-TERM DEBT AND CAPITAL LEASES

	March 31,	December 31,
	2009	2008

Five-year revolving credit facility	$264,676	$266,652
Somincor bonds due in December 2009	35,932	38,692
Capital lease obligations	4,553	4,715
Rio Narcea debt	5,660	5,157
	310,821	315,216
Less: current portion due within one year	303,228	306,973
	$7,593	$8,243

Management estimates that the Company’s fair value of long-term debt approximates its carrying value.

The Company’s five-year revolving credit facility is used for general corporate purposes collateralized by shares owned by Lundin in its subsidiaries.

On March 6, 2009, the Company entered into a second amending agreement and waiver in relation to the syndicated credit facility. Due to the restriction on further draw-downs, the Company voluntarily reduced the available limit of the facility to the drawn amounts in order to eliminate standby charges that would otherwise accrue on the credit facility.

As at March 31, 2009, the Company was not in compliance with a financial covenant of the Company’s revolving credit facility and, as a consequence, has classified the $264.7 million (December 31, 2008 – $266.7 million) balance on this facility as current liabilities.

9.	DEFERRED REVENUE

The following table summarizes the changes in deferred revenue balance:

	March 31,	December 31,
	2009	2008

Balance, beginning of period	$79,130	$98,341
Amortization on delivery of silver in concentrate	(1,135)	(6,796)
Effect from changes in foreign exchange rates	(3,768)	(12,415)
	74,227	79,130
Less: estimated current portion	3,299	3,465
Balance, end of period	$70,928	$75,665

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

10.	ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations are as follows:

		Employee
	Site	severance due
	Restoration	on mine closure	Total

Balance, beginning of period	$78,816	$30,714	$109,530
Accretion	1,194	–	1,194
Accruals for services	–	780	780
Effect of changes in foreign exchange rates	(3,498)	(4,712)	(8,210)
Payments	(151)	–	(151)
Balance, end of period	$76,361	$26,782	$103,143

11.	DISCONTINUED OPERATIONS

On February 5, 2009, the Company completed the sale of its wholly-owned subsidiary Pirites Alentejanas SA (“PASA”). The assets, liabilities and results of operations of PASA have been separately reported as discontinued operations in the balance sheets and statements of operations.

Upon the disposition of the shares of PASA, the Company incurred cash outlay of $21.0 million to satisfy the terms of the sales agreement.

The results of the discontinued operations for the period ended March 31 were as follows:

	2009	2008
Other income and expenses	$–	$(33)
Interest and bank charges	–	(17)
Foreign exchange loss	–	(23)
Loss on forward sales contracts	–	(2,401)
Gain on disposition	5,573	–
Gain (loss) from discontinued operations	$5,573	$(2,474)

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

The following table details the assets and liabilities related to the discontinued operations:

	March 31,	December 31,
	2009	2008

Cash and cash equivalents	$–	$594
Accounts receivable	–	4,405
Inventories	–	3,439
Prepaid expenses	–	345
Mineral properties, plant and equipment	–	55,157
Assets of discontinued operations	$–	$63,940

Accounts payable and accrued liabilities	–	10,514
Accrued liabilities	–	15,126
Current portion of long term debt and capital leases	–	262
Deferred revenue	–	55,157
Asset retirement obligation and other provisions	–	25,494
Liabilities of discontinued operations	$–	$106,553

12.	STOCK-BASED COMPENSATION

The Company uses the Black Scholes model to estimate the fair value for all stock-based compensation to employees, directors and officers. During the first quarter of 2009, the Company recorded a stock compensation expense of $1.9 million (for the quarter ended March 31, 2008 – $4.2 million) with a corresponding credit to contributed surplus.

The unrecognized stock compensation expense for unvested options at March 31, 2009 was $7.6 million.

The continuity of incentive stock options issued and outstanding is as follows:

		Weighted average
	Number of Options	exercise price (CAD$)
Outstanding, beginning of period	11,092,020	$8.01
Cancelled/forfeited during the quarter	(673,000)	7.25
Expired during the quarter	(251,500)	11.13

Outstanding, end of period	10,167,520	$7.98

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

13.	SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland and the Democratic Republic of Congo (“DRC”). The Company has reportable segments as identified by the individual mining operations at each of its operating mines as well as its significant investment in the Tenke Fungurume project.

Segmented Information – Operational

For the period ended March 31, 2009
	Neves				Tenke
	Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$73,412	$20,389	$19,233	$10,346	$–	$–	$123,380

Income (loss) before undernoted	35,223	8,309	769	644	–	(6,746)	38,199
Depreciation and amortization	(33,124)	(3,934)	(6,184)	(17)	–	(224)	(43,483)
General exploration and project investigation	(4,145)	–	(143)	(1,093)	–	120	(5,261)
Interest and bank charges	(599)	(72)	(59)	–	–	(3,264)	(3,994)
Foreign exchange (loss) gain	(4,831)	153	1,224	35	–	(3,784)	(7,203)
Other income and expenses	(42)	97	2,418	212	(895)	(626)	1,164
Income tax recovery (expense)	3,375	(999)	1,024	(259)	–	3,307	6,448
Net (loss) income from continuing operations	$(4,143)	$3,554	$(951)	$(478)	$(895)	$(11,217)	$(14,130)
Gain from discontinued operations	–	–	–	–	–	5,573	5,573
Net (loss) income	$(4,143)	$3,554	$(951)	$(478)	$(895)	$(5,644)	$(8,557)

Capital assets*	$999,078	$152,392	$117,171	$6,317	$1,575,848	$1,772	$2,852,578
Total segment assets	$1,286,791	$266,693	$230,996	$35,547	$1,575,848	$54,058	$3,449,933
Capital expenditures	$23,667	$5,605	$4,205	$114	$–	$15	$33,606

For the period ended March 31, 2008
	Neves				Tenke
	Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$169,163	$48,632	$51,305	$26,805	$–	$9,827	$305,732

Income (loss) before undernoted	123,538	33,131	28,534	9,554	–	(11,816)	182,941
Depreciation and amortization	(22,320)	(5,402)	(17,853)	(6,980)	–	(352)	(52,907)
General exploration and project investigation	(4,340)	(106)	(802)	(1,283)	–	(3,555)	(10,086)
Interest and bank charges	(1,709)	(17)	(289)	(2)	–	(1,382)	(3,399)
Foreign exchange (loss) gain	(7,092)	(2,205)	(893)	(600)	–	4,589	(6,201)
Other income and expenses	105	294	1,058	357	–	912	2,726
Gain (loss) on forward sales contracts	–	307	–	–	–	(1,517)	(1,210)
Income tax expense	(16,204)	(6,931)	(1,239)	(791)	–	(5,408)	(30,573)
Net income (loss) from continuing operations	$71,978	$19,071	$8,516	$255	$–	$(18,529)	$81,291
Loss from discontinued operations	–	–	–	–	–	(2,474)	(2,474)
Net income (loss)	$71,978	$19,071	$8,516	$255	$–	$(21,003)	$78,817

Capital assets*	$1,206,081	$183,842	$588,380	$44,246	$1,356,814	$396,059	$3,775,422
Total segment assets	$1,997,769	$512,668	$904,767	$109,362	$1,356,814	$168,160	$5,049,540
Capital expenditures	$18,806	$8,054	$878	$1,341	$42,000	$50,236	$121,315

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Other.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information – Geographical

For the period ended March 31, 2009
	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$73,412	$20,389	$19,233	$10,346	$–	$–	$123,380

Income (loss) before undernoted	35,223	7,362	731	644	–	(5,761)	38,199
Depreciation and amortization	(33,150)	(3,962)	(6,184)	(17)	–	(170)	(43,483)
General exploration and project investigation	(2,879)	(437)	(152)	(1,092)	–	(701)	(5,261)
Interest and bank charges	(596)	(662)	(59)	–	–	(2,677)	(3,994)
Foreign exchange (loss) gain	(4,821)	287	1,224	35	–	(3,928)	(7,203)
Other income and expenses	(1,161)	207	2,443	213	(895)	357	1,164
Income tax recovery (expense)	3,177	721	1,024	(259)	–	1,785	6,448
Net (loss) income from continuing operations	$(4,207)	$3,516	$(973)	$(476)	$(895)	$(11,095)	$(14,130)
Gain from discontinued operations	5,573	–	–	–	–	–	5,573
Net income (loss)	$1,366	$3,516	$(973)	$(476)	$(895)	$(11,095)	$(8,557)

Capital assets*	$998,211	$153,373	$117,171	$6,317	$1,575,848	$1,658	$2,852,578
Total segment assets	$1,286,133	$285,194	$232,555	$35,547	$1,575,848	$34,656	$3,449,933
Capital expenditures	$23,687	$5,600	$4,205	$114	$–	$–	$33,606

For the period ended March 31, 2008
	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$169,163	$58,458	$51,305	$26,806	$–	$–	$305,732

Income (loss) before undernoted	122,721	32,243	28,433	9,554	–	(10,010)	182,941
Depreciation and amortization	(22,350)	(5,661)	(17,853)	(6,980)	–	(63)	(52,907)
General exploration and project investigation	(4,896)	(2,832)	(1,075)	(1,283)	–	–	(10,086)
Interest and bank charges	(1,714)	(735)	(308)	(2)	–	(640)	(3,399)
Foreign exchange (loss) gain	(7,067)	2,256	(885)	(600)	–	95	(6,201)
Other income and expenses	211	535	1,099	357	–	524	2,726
Loss on forward sales contracts	–	(1,210)	–	–	–	–	(1,210)
Income tax expense	(16,204)	(6,182)	(1,239)	(791)	–	(6,157)	(30,573)
Net income (loss) from continuing operations	$70,701	$18,414	$8,172	$255	$–	$(16,251)	$81,291
Loss from discontinued operations	(2,474)	–	–	–	–	–	(2,474)
Net income (loss)	$68,227	$18,414	$8,172	$255	$–	$(16,251)	$78,817

Capital assets*	$1,267,262	$187,116	$588,380	$44,246	$1,356,814	$331,604	$3,775,422
Total segment assets	$1,998,412	$271,522	$905,493	$109,362	$1,356,814	$407,937	$5,049,540
Capital expenditures	$66,874	$8,184	$878	$1,341	$42,000	$2,038	$121,315

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Portugal.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three months ended March 31, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March 31,
	2009	2008

Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$(22,750)	$(98,566)
Accounts payable and other current liabilities	(69,183)	(37,752)
	$(91,933)	$(136,318)

Operating activities included the following cash payments:
Interest paid	$1,712	$1,099
Income taxes paid	$2,242	$65,904

15.	SUBSEQUENT EVENTS

(a)

Subsequent to March 31, 2009, the Company entered into multiple option collar arrangements which set a price protecting floor and cap maximum price received for approximately 40,000 tonnes of copper over a 12 month period. The weighted average floor price is $1.87 per pound of copper and the weighted average ceiling is $2.39 per pound. No cash premiums were paid or received under the net zero cost structures.

(b)

On April 27, 2009, the Company closed its previously announced bought deal equity financing, including the full amount of the underwriters' over-allotment option, for aggregate gross proceeds to the Company of Cdn$188.6 million ($155.8 million). The underwriters purchased an aggregate of 92 million common shares of the Company at a price of Cdn$2.05 per share. The total number of shares purchased included 12 million common shares issued upon exercise of the underwriters' over-allotment option. On April 29, 2009, the Company used $55 million of the total proceeds to repay certain amounts outstanding on the Company’s revolving credit facility. The Company plans to use the remaining net proceeds from the offering to invest in the Tenke Fungurume project and for working capital and general corporate purposes.